Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Filing of Financial Statements, MD&A, Annual Information Form and Annual Report on Form 40-F

Vancouver, British Columbia – March 1, 2021 – GoldMining Inc. (the "Company") (TSX: GOLD) (NYSE AMERICAN: GLDG) announces the filing of its annual financial statements, management's discussion and analysis, annual information form for the year ended November 30, 2020 (the "Annual Filings") and its annual report on Form 40-F (the "Form 40-F").

The Annual Filings, which include information regarding the Company's financial position, operations and projects for the fiscal year, are available under the Company's profile at www.sedar.com and on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.goldmining.com. The Form 40-F is available under the Company's profile on EDGAR.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3